As filed under Rule 424(b)(3)
Registration Statement No. 333-115928

Prospectus Supplement No. 1
to Prospectus dated December 27, 2004

SEQUIAM CORPORATION

6,591,213 Shares of Common Stock

TO BE OFFERED BY A HOLDER OF COMMON STOCK AND COMMON STOCK PURCHASE WARRANTS OF SEQUIAM CORPORATION

This prospectus supplement supplements the prospectus dated December 27, 2004 of Sequiam Corporation relating to the resale by Laurus Master Fund, Ltd., the sole selling stockholder, of up to a total of 8,970,000 shares of common stock issuable upon conversion or exercise of a convertible term note and two common stock purchase warrants, respectively, and issuable on account of interest and any possible penalties or anti-dilution adjustments relating to the term note. This prospectus supplement provides updating information as to a recent refinancing of certain of Sequiam’s outstanding debt and resulting adjustments to the beneficial ownership and the shares of common stock subject to sale by the selling stockholder. As a result of the refinancing, the number of shares of common that may be sold by the selling stockholder under the prospectus was reduced to 6,591,213 shares. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

RECENT REFINANCING

On May 18, 2005, Sequiam closed a debt transaction with Lee Harrison Corbin, Attorney in-Fact for the Trust Under the Will of John Svenningsen pursuant to which the Trust consolidated $1.35 million in existing unsecured debt owed by Sequiam to the Trust and provided $2.1 million in additional financing for a total of $3,450,000. Sequiam issued to the Trust a warrant exercisable into 6,000,000 shares of the Company’s common stock.

In connection with this refinancing, $1,000,000 was paid toward the outstanding principal balance of that certain secured convertible term note by Sequiam in favor of Laurus Master Fund, Ltd., dated as of April 27, 2004. In addition, Laurus was permitted to convert the remaining outstanding obligation under the convertible note ($818,182) into 5,454,547 shares of common stock at a reduced conversion price of $0.15 per share. Further, as additional consideration to Laurus, Sequiam issued a warrant to Laurus exercisable into 1,500,000 shares of common stock at an exercise price of $0.23 per share. In return for the warrant, Laurus, the Trust and Sequiam entered into that certain Assignment, Assumption and Release, dated as of May 18, 2005, pursuant to which Laurus assigned all of its rights, liabilities and obligations under its note, and all documents related to its loan to the Trust. In addition, Laurus released Sequiam from all liability whatsoever in connection with the Laurus loan, except for any terms therein which may survive the assignment.

The $3,450,000 note in favor of the Trust has a term of two years. Interest is payable monthly in arrears commencing on November 10, 2005, and on the first day of each consecutive calendar month thereafter. Monthly amortization payments commence on May 10, 2006, at the rate of $75,000. The note is secured by all of the Company’s assets. The note is not convertible.

In connection with the loan from the Trust, the Trust received a warrant to purchase up to 6,000,000 shares of the Sequiam’s common stock at varying exercise prices. The exercise price for the first 2,000,000 shares is $0.20; the exercise price for the next 2,000,000 shares is $0.25; and, the exercise price for any additional shares acquired under the terms of the warrant is $0.30 per share.

The warrants issued to Laurus and the Trust in connection with the refinancing expire on May 17, 2011. The exercise prices for each warrant are subject to adjustment for stock splits, stock dividends or similar events. Sequiam also agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the shares issuable upon the exercise of the warrant issued to the Trust and the new warrant issued to Laurus.

In addition, on May 20, 2005, Sequiam agreed to adjust the exercise price of certain outstanding warrants held by the Trust and Lee Harrison Corbin. Effective May 20, 2005, the exercise price of a warrant for 1,300,000 shares of common stock held by the Trust was changed from $0.66 per share to $0.33 per share. The exercise price of a warrant for 195,000 shares of common stock held by Mr. Corbin was changed from $0.66 per share to $0.33 per share.

As a result of the foregoing, sections of the initial prospectus titled “Risk Factors,” “Stock Ownership,” “Principal and Selling Stockholders” and “Description of Securities” are modified as follows:

A.	RISK FACTORS

1.  The risk factor, “We need to obtain additional financing because we may not have adequate funding to continue operations,” on page 4 of the prospectus, is revised in its entirety as follows:

WE EXPECT TO REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

We anticipate that the approximately $1.1 million in cash received in the recent refinancing will provide adequate resources to satisfy our working capital, liquidity and anticipated capital expenditure requirements for approximately six months - before which time we anticipate having sufficient cash flow from product sales to continue operations. However, if we have made inaccurate assessments of our capital needs, payments for our products are delayed or other unforeseen events occur that require expenditures beyond our budget, we will need additional funds to continue operations. In any event, we anticipate needing significant additional funding for our growth plans even if we do attain sufficient cash flow to continue our operations. If we are unable to obtain additional financing when needed, our business prospects, operating results and financial condition may be materially and adversely affected to such an extent that we are forced to restructure, sell some of our assets or curtail our operations, any of which would have a detrimental effect on the value of our common stock.

2.  The risk factor, “If an event of default occurs under the secured convertible term note issued to Laurus Master Fund, Ltd., it could result in a serious problem for us and cause us to curtail our operations or sell some of our assets to repay the note,” on page 9 of the prospectus, is revised in its entirety as follows:

IF AN EVENT OF DEFAULT OCCURS UNDER THE CONSOLIDATED SECURED TERM NOTE ISSUED TO THE TRUST, IT COULD RESULT IN A SERIOUS PROBLEM FOR US AND CAUSE US TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY THE NOTE.

On May 18, 2004, we made a $3,450,000 amended, restated and consolidated senior secured term note to the Trust. That note provides for the following events of default.

•	failure to pay interest and principal payments when due;

•	a breach by us of any material covenant, term or condition of the note or in any related agreement;

•	a breach by us in any material respect of material representation or warranty made in the note or in any related agreement;

•	we make an assignment for the benefit of our creditors, or a receiver or trustee is appointed for us;

•	any money judgment or similar final process filed against us for more than $50,000, which remains unvacated, unbonded or unstayed for a period of 30 days;

•	any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 45 days;

•	our common stock is suspended for five consecutive days or five days during any ten consecutive days from our principal trading market;

•	our failure to timely deliver shares of our common stock when due upon conversion of the note;

•	the occurrence and continuance of an event of default under any related agreement or the default under any other agreement of indebtedness which exceeds $50,000; and

•	any change in the controlling ownership of us.

If we default on the note and the holder demands all payments due and payable, we will be required to pay 100% of the outstanding principal amount of the note and any accrued interest. The cash required to pay those amounts will most likely come out of our working capital. Since we rely on our working capital for our day-to-day operations, a default on the note could have a serious and adverse effect on our business, operating results and financial condition to such an extent that we are forced to restructure, sell some of our assets or curtail our operations, any of which would have a detrimental effect on the value of our common stock.

3.  The risk factor, “There are currently options and warrants outstanding to purchase up to 24,426,367 shares of our common stock, which if exercised, would cause a significant dilution to existing stockholders,” on page 10 of the prospectus, is revised in its entirety as follows:

THERE ARE CURRENTLY OPTIONS AND WARRANTS OUTSTANDING TO PURCHASE UP TO 34,138,867 SHARES OF OUR COMMON STOCK, WHICH IF EXERCISED, WOULD CAUSE A SIGNIFICANT DILUTION TO EXISTING STOCKHOLDERS

We have issued options, warrants or similar rights to purchase up to 34,138,867 shares of our common stock. Of that amount, Walter H. Sullivan, III is the beneficial owner of warrants to purchase up to 8,784,201 shares of our common stock, and the Trust is the beneficial owner of warrants to purchase up to 9,400,000 shares of our common stock. If all the foregoing warrants and options were exercised as of May 20, 2005, our issued and outstanding shares of common stock would have increased from 59,195,689 to 93,334,565, an increase of approximately 58%. Such exercise would cause a stockholder holding 1,000,000 shares of our common stock prior to such exercise to immediately drop from holding approximately 1.69% of our common stock to holding approximately 1.07% of our common stock. In addition, the value of our common stock as traded on the OTC Bulletin Board may experience a significant drop as a result of the exercise of all or a portion of the outstanding options and warrants.

B.	STOCK OWNERSHIP. The section in the prospectus titled “STOCK OWNERSHIP” is revised in its entirety as follows:

STOCK OWNERSHIP

Security Ownership of Management and Certain Beneficial Owners

The table below sets forth, as of May 20, 2005, certain information with respect to the beneficial ownership of our common stock by each person whom we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group. The number of issued and outstanding shares of common stock as of May 20, 2005 was 59,195,698 shares. Except as otherwise set forth below, the address of each of the persons listed below is 300 Sunport Lane, Orlando, Florida 32809.

Name	Shares Beneficially Owned		Percentage of Shares Beneficially Owned

Nicholas H. VandenBrekel	23,325,000	(1)	36.33%
Mark L. Mroczkowski	9,251,118	(2)	14.64%
Officers and Directors as a group	32,576,118		47.77%
Optimix Private Equity Fund CV Johannes Vermeer Straat 14 224 Box 15543 Amsterdam, NA Netherlands 1001	2,666,666		4.50%
Laurus Master Fund, Ltd. c/o M&C Corporate Services Limited P.O. Box 309 G.T. Ugland House, South Church Street George Town Grand Cayman, Cayman Islands	5,454,547	(3)	9.22%
Walter H. Sullivan, III 4 Embarcabero Center Suite 1570 San Francisco, California 94111	11,795,466	(4)	17.35%
Lee Harrison Corbin, Attorney in-Fact for the Trust Under the Will of John Svenningsen	9,400,000	(5)	13.70%

(1)	Includes 5,000,000 shares that may be acquired upon exercise of stock options.
(2)	Includes 4,000,000 shares that may be acquired upon exercise of stock options; and, 294,118 shares owned by Mr. Mroczkowski’s wife, of which he disclaims beneficial ownership.
(3)
Represents 5,454,547 shares of common stock received upon conversion of $818,182 remaining balance of a convertible term note at a reduced conversion price of $0.15 per share (reduced from the original conversion price of $0.33 per share). Excludes a total of 2,636,666 shares which may be acquired immediately upon exercise of three outstanding common stock purchase warrants at exercise prices ranging from $0.23 per share to $0.58 per share. The warrants contain provisions which restrict Laurus from exercising the warrants if Laurus beneficially owns in excess of 4.99% of our outstanding shares of common stock, provided that Laurus can waive this restriction on 75 days notice to the Company. See “Principal and Selling Stockholders” and “Description of Securities.”

(4)
Represents 8,784,201 shares of common stock which may be issued upon exercise of outstanding warrants with exercise prices ranging from $0.17 per share to $1.25 per share; and 3,011,265 shares that are held of record. This does not include any stock that may be beneficially owned by Mr. Sullivan and held by brokers in “street name.”

(5)	Represents 9,400,000 shares that may be acquired immediately upon exercise of outstanding common stock purchase warrants at an exercise prices ranging from $0.20 per share to $1.00 per share.

C.	PRINCIPAL AND SELLING STOCKHOLDERS. The section in the prospectus titled “PRINCIPAL AND SELLING STOCKHOLDERS” is revised in its entirety as follows:

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth:

•	the name of the selling stockholder;

•	the number of shares of common stock beneficially owned by the selling stockholder as of May 20, 2005;

•	the maximum number of shares of common stock that may be offered for the account of the selling stockholder under this prospectus; and

•
the amount and percentage of common stock that would be owned by the selling stockholder after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Except as otherwise noted herein and in the prospectus, the selling stockholder has not, within the past three years, had any position, office or other material relationship with us. The selling stockholder is not a member of the National Association of Securities Dealers, Inc.

Beneficial ownership is determined under the rules of the U.S. Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after May 20, 2005. The shares issuable under these securities are treated as if outstanding for computing the percentage ownership of the person holding these securities, but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

			Beneficial Ownership After this Offering(4)
Name	Beneficial Ownership Prior to this Offering(1)	Shares Registered in this Offering	Number of Shares	Percent
Laurus Master Fund, Ltd. (5) c/o M&C Corporate Services Limited P.O. Box 309 G.T. Ugland House, South Church Street George Town Grand Cayman, Cayman Islands	5,454,547 (2)	6,591,213 (3)	0	0
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(1)	Beneficial ownership as of May 20, 2005, for the selling stockholder based upon information provided by the selling stockholder or known to us.

(2)
Represents 5,454,547 shares of common stock received upon conversion of $818,182 remaining balance of a convertible term note at a reduced conversion price of $0.15 per share (reduced from the original conversion price of $0.33 per share). Excludes a total of 2,636,666 shares which may be acquired immediately upon exercise of three outstanding common stock purchase warrants at exercise prices ranging from $0.23 per share to $0.58 per share. The warrants contain provisions which restrict Laurus from exercising the warrants if Laurus beneficially owns in excess of 4.99% of our outstanding shares of common stock, provided that Laurus can waive this restriction on 75 days notice to the Company. See “Principal and Selling Stockholders” and “Description of Securities.”

(3)
This number includes the following shares of common stock: (a) 5,454,547 shares Laurus received upon conversion of $818,182 remaining balance of a convertible term note at a reduced conversion price of $0.15 per share (reduced from the original conversion price of $0.33 per share); (b) 666,666 shares which may be acquired immediately upon exercise of an outstanding common stock purchase warrant as follows: (i) the first 222,222 shares at an exercise price of $0.41 per share, the next 222,222 shares at an exercise price of $0.50 per share, and the next 222,222 shares at an exercise price of $0.58 per share; and (c) 470,000 shares which may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share. The warrants containing provisions which restrict Laurus form exercising the warrants if Laurus beneficially owns in excess of 4.99% of our outstanding shares of common stock, provided that Laurus can waive the restriction on 75 days notice to the Company. See “Description of Securities.”

The Company registered for resale a total of 8,970,000 shares of common stock issuable upon conversion of the note and warrants, including shares issuable on account of interest and possible penalties or anti-dilution adjustments in relation to the note. However, effective May 18, 2005, the Company repaid $1,000,000 of the note, leaving a balance of $818,182, which remaining balance was converted into 5,454,547 shares of common stock as noted above. Therefore, the number of shares of common stock that the selling stockholder may sell under this prospectus has been reduced to 6,591,213 shares.

(4)
Assumes the sale of all shares of common stock registered pursuant to the prospectus, as supplemented, although the selling stockholder is under no obligation known to us to sell any shares of common stock at this time.

(5)
Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus Master Fund, Ltd. David Grin and Eugene Grin are the sole members of Laurus Capital Management, LLC. The address for Messrs. Grin is 825 Third Avenue, 14th Floor, New York, New York 10022.

The warrants contain provisions which restrict Laurus form exercising the warrants if Laurus beneficially owns in excess 4.99% of our outstanding shares of common stock. Laurus may waive the 4.99% limitation upon 75 days’ prior written notice to us. This limitation does not preclude Laurus from exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

D.	DESCRIPTION OF SECURITIES. The section in the prospectus titled “DESCRIPTION OF SECURITIES” is revised only as indicated below:

1.    The number of issued and outstanding shares of common stock as of May 20, 2005 is 59,195,698.

2.    The subsections titled “Secured Convertible Term Note,” “Common Stock Purchase Warrants,” and “Registration Rights” under “DESCRIPTION OF SECURITIES” in the prospectus are revised in their entirety as follows:

Secured Convertible Term Note

The secured convertible term note issued as of April 27, 2004 to Laurus was repaid by Sequiam effective May 18, 2005 and re-issued to the Trust as an amended and restated consolidated secured term note in connection with a refinancing of certain outstanding debt of Sequiam by the Trust. The repayment to Laurus consisted of $1,000,000 in cash from the proceeds of the refinancing, and conversion of the remaining principal balance of the note ($818,182) into 5,454,547 shares of common stock at a reduced conversion price of $0.15 per share (reduced from $0.33 per share). Thus, only 5,454,547 shares of common stock issued in respect of conversion of the note are subject to re-sale under the prospectus, as supplemented.

Common Stock Purchase Warrants

The common stock purchase warrants entitle the holder of the warrants to purchase up to 1,136,666 shares of our common stock from April 27, 2004 to April 27, 2010. The exercise price per share for the first Laurus warrant is as follows: (i) $0.41 for the first 222,222 shares; (ii) $0.50 for the next 222,222 shares; and (iii) $0.58 for the next 222,222 shares of common stock. The exercise price per share for the second Laurus warrant, issued in connection with the Amendment and Waiver to Securities Purchase Agreement and Related Agreements, is $0.33. The warrants may not be redeemed by us.

The warrants may be exercised upon surrender of the warrant certificates on or prior to the expiration date at our offices with the “Form of Subscription” on the reverse side of the warrant certificates filled out and executed as indicated, accompanied by payment of the full exercise price for the number of shares being exercised under the warrants. In addition to the use of cash, certified or official bank check as payment for the exercise of the warrants, the warrant holder may also exercise the warrants by surrendering that number of shares of common stock issuable under the warrants with a fair market value equal to the exercise price of the portion of the warrants to be exercised.

The warrants contain provisions that protect the holder against dilution by adjustment of the purchase price in specified events, such as stock dividends, stock splits and other similar events. The holder of the warrants will not possess any rights as a stockholder unless and until the holder exercises the warrants.

In addition, the holder may not exercise the warrants if the holder beneficially owns more than 4.99% of the outstanding shares of common stock. The holder is entitled to revoke these restrictions if it provides us with 75 days prior written notice.

We may at any time during the term of the warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors. The warrants do not confer upon the holder any voting or any other rights as a stockholder.

On May 18, 2005, Laurus assigned all of its rights, liabilities and obligations under its note, and all documents related to its loan, to the Trust as part of the refinancing. As consideration for that assignment, Sequiam issued to Laurus a common stock purchase warrant exercisable into 1,500,000 shares of common stock at an exercise price of $0.23 per share. The shares underlying that warrant are not included in the registration statement of which the prospectus is a part. However, Sequiam agreed to file a another registration statement with the SEC covering the shares issuable upon the exercise of that warrant.

Registration Rights

We have a registration rights agreement with the selling stockholder. All of the stock subject to the registration rights agreement is being registered in this prospectus in accordance with the terms of that agreement, with the exception of 1,500,000 shares of common stock underlying the warrant issued to Laurus on May 18, 2005 and described elsewhere in this supplement. Sequiam has agreed to include those 1,500,000 shares in another registration statement to be filed with the SEC for Laurus, the Trust and certain other securities holders who have registration rights.

In connection with the issuance to Laurus of the original secured convertible term note and the common stock purchase warrants described above, we agreed to file a “resale” registration statement with the SEC covering the shares of our common stock issuable upon the conversion of the note and exercise of the warrants. We are obligated to maintain the effectiveness of the “resale” registration statement from its effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold under Rule 144(k), in which case we will no longer be required to keep the registration statement effective.
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THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. PLEASE CAREFULLY REVIEW THE SECTION TITLED “RISK FACTORS” CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is May 25, 2005